UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated October 30, 2025

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

On October 30, 2025, Integrated Media Technology Limited (the "Company") received a delisting determination letter (the "Determination Letter") from the Listing Qualifications Staff (the "Staff") of the Nasdaq Stock Market LLC ("Nasdaq") indicating that, unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the "Panel"), the Company's common stock would be subject to suspension and delisting from the Nasdaq Capital Market at the opening of business on November 10, 2025 due to the Company's non-compliance with Nasdaq's filing requirements set forth in Listing Rule 5250(c)(1) (the "Listing Rule") for its failure to timely file its Form 20F for the year ended December 31, 2024. The Listing Rule requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission (the "SEC").

As previously disclosed, on May 8, 2025, Staff granted the Company an exception until October 29, 2025 to regain compliance with the Listing Rule (the "Exception"). Upon further review, Staff determined that the Company did not meet the terms of the Exception. Specifically, the Company failed to file the Delinquent Filings during the extended period.

The Company intends to timely request a hearing before the Panel. The hearing request will result in a stay of any suspension or delisting action for a period of 15 days from the date of the request, subject to the Panel's further review and grant of an extended stay. The Panel will review the request for an extended stay and notify the Company of its conclusion as soon as practicable, but in any event no later than 15 calendar days following the deadline to request the hearing.

As required under Nasdaq Listing Rule 5810(b), the Company issued a press release on October 31, 2025, announcing that it had received the Determination Letter. A copy of this press release is attached as Exhibit 99.1 to this Form 20F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 31, 2025

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chairman & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release dated October 31, 2025